SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: March 31, 2011

Nerium Biotechnology, Inc.
(Exact name of registrant as specified in its charter)

11467 Huebner Road, Suite 175, Houston, Texas 78230
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (630) 887-2388

Canada	000-54051	14-1987900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales for the three months ended March 31, 2011 totaled $122,542, an increase of $64,898, or 112.6%, from the $57,644 for the three months ended March 31, 2010. The increase in sales resulted from an increase in the number of Anvirzel units sold.  During the quarter-ended March 31, 2011, the company sold 959 vials at an average selling price of $127.91; 248 vials were given away at no cost and 11 vials were used in research, for a total of 1217 vials. This compares with a sale of 228 vials sold at an average selling price of $252.82 for the three months ended March 31, 2010. During the three months ended March 31, 2010, 236 vials were given away at no cost, and 61vials were used in research for a total of 525 vials.

Other income for the three months ended March 31, 2011 totaled $2.243, an increase of $1,488, or 197.1%, from the $755 for the three months ended March 31, 2010. Other income results from medical services provided at the Salud Integral Clinic in Honduras.

As a result of the forgoing, the Company reported revenue for the three months ended March 31, 2011 of $124,785, an increase of $66,386, or 113.7%, from the $58,399 of revenue for the three months ended March 31, 2010.

Cost of Sales for the three months ended March 31, 2011, totaled $38,935, an increase of $11,569, or 42.3%, from the $27,366 for the three months ended March 31, 2010. The increase in cost of sales resulted from an increase in the number of vials used (692 more vials) which was partially offset by the reduced cost of the vials. The average cost on all vials used during the three months ended March 31, 2011 was $31.99 compared to $52.13 for the three months ended March 31, 2010.

As a result of the foregoing, the Company’s gross profit increased to $85,850 for the three months ended March 31, 2011, an increase of $54,817, or 176.6% from the $31,033 for the three months ended March 31, 2010.

General and Administrative Expenses totaled $230,244 for the three months ended March 31, 2011, a decrease of $7,115, or 3.0%, from the $237,359 for the three months ended March 31, 2010. The decrease in general and administrative expenses resulted principally from a reduction in professional fees.

Research and Development Expenses totaled $62,138 for the three months ended March 31, 2011, a decrease of $9,879, or 13.7% from the $72,017 for the three months ended March 31, 2010. This decrease resulted from the ending of the research on the Company’s new skin cream.

Depreciation totaled $10,490 for the three months ended March 31, 2011, an increase of $1,014, or 10.7%, from the $9,476 for the three months ended March 31, 2010. This increase resulted from an increase in depreciation associated with the Company’s research.

Foreign Exchange losses totaled $2,739 for the three months ended march 31, 2011. There were no foreign exchange losses for the corresponding period of the prior year. Foreign exchange losses were incurred because of the decline in value of the US Dollar against the Honduran currency.

As a result of the foregoing, the Company incurred a loss from operations of $219,761 for the three months ended March 31, 2011, a decrease of $68,514, or 23.8%, from the $287,819 for the three months ended March 31, 2010.

Interest earned totaled $571 for the three months ended March 31, 2011, an increase of $456, or 396.5%, from the $115 for the three month ended March 31, 2010. This increase is attributable to maintaining higher cash balances during the three months ended March 31, 2011.

As a result of the foregoing, the Company incurred a net loss of $219,190 for the three months ended March 31, 2011. This compares with a net loss of $287,704 for the three months ended March 31, 2010.

For the three months ended March 31, 2011, the Company had an exchange difference on translating foreign operations of $6,683. This compares with an exchange difference on translating foreign operations of $(1,860) for the three months ended March 31, 2010.

Based on the foregoing, the comprehensive loss for the three months ended March 31, 2011 totaled $212,507, or $(0.01) per share, compared to a comprehensive loss of $289,564, or $(0.01) per share for the three month ended March 31, 2010.

Liquidity and Capital Resources.

As of March 31, 2011, the Company had cash of $672,342 and working capital of $1,126,336. This compares with cash of $186,823 and working capital of $288,230 as of December 31, 2010.

Cash used in operating activities totaled $310,961 for the three months ended March 31, 2011, an increase of $66,310, or 27.1% from the $244,651 for the three months ended March 31, 2010. This increase in cash used in operations resulted from a decrease in the net loss of $68,514 which was more than offset by decreases in non-cash charges of $7,696 and net changes in working capital of $127,128.

Cash used in investing activities totaled $4,124 for the three months ended March 31, 2011, an increase of $2,442, or 145.2%, from the $1,682 for the three months ended March 31, 2010. All of the expenditures for both periods were for the acquisition of equipment and leaseholds.

Cash flows from financing activities totaled $799,374 for the three months ended March 31, 2011, an increase of $582,103, or 267.9%, from the $217,271 for the three months ended March 31, 2010. This increase resulted from an increase in proceeds from the issuance of common shares of $97,103, an increase in proceeds from the sale of preferred stock of $500,000, which was partially offset by a decrease in proceeds from the exercise of stock options of $15,000.

Cash flows were also impacted by the exchange rate changes in cash and cash equivalents. For the three months end March 31, 2011, the exchange rate changes totaled $1,230.  For the corresponding period of the prior year they totaled $(295).

As a result of the foregoing, there was a net increase in cash of $485,519 for the three months ended March 31, 2011. This compares with a net decrease in cash of $(29,357) for the three months ended March 31, 2010.

Based upon its current operating activities, the Company has insufficient cash to fund its operations and execute its business plan for the next twelve months. Although the Company continues to be able to sell its shares, it will require additional funding over the course of the next year. Therefore, unless the Company is able to continue selling shares, or substantially increase its sales at reasonable margins, it will be unable to continue as a going concern.

Nerium Biotechnology, Inc.

Unaudited Condensed Interim Consolidated Financial Statements

March 31, 2011

(in U.S. dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of Nerium Biotechnology, Inc. for the three months ended March 31, 2011 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

March 31, 2011

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(in U.S. dollars)

	March 31	December 31	January 1
	2011	2010	2010

Assets
Current assets
Cash and cash equivalents	$672,342	$186,823	$380,800
Accounts receivable	3,496	2,464	7,892
Inventory (note 4)	126,520	123,030	157,118
Prepaid expenses and deposits	156,293	68,085	10,968

	958,651	380,402	556,778
Equipment and leaseholds (note 5)	246,536	251,239	188,908

	$1,205,187	$631,641	$745,686

Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 8(i))	$78,851	$92,172	$64,171

Equity
Share capital (note 6)	6,613,912	5,814,538	4,793,808
Shares to be issued	-	-	37,594
Reserves	1,413,027	1,406,344	752,008
Deficit	(6,890,318)	(6,671,273)	(4,894,501)

Shares capital and reserves attributable to equity shareholders	1,136,621	549,609	688,909
Non-controlling interests	(10,285)	(10,140)	(7,394)

	1,126,336	539,469	681,515

	$1,205,187	$631,641	$745,686

Going Concern (note 1)
Commitments (note 10)
Subsequent Events (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 27, 2011.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Changes in Equity
For the three month period ended March 31, 2011(Unaudited)
(in U.S. dollars)

	Share Capital					Reserves
	Common Shares		Preference Shares		Shares to be	Equity Settled Share- based	Currency Translation	Non- Controlling
	Number	Amount	Number	Amount	issued	Payments	Adjustments	Interests	Deficit	Total

At January 1, 2010	30,369,568	$4,793,808	-	$-	$37,594	$752,008	$-	$(7,394)	$(4,894,501)	$681,515

Issued on private placements (note 6(b)(i))	204,465	204,465	-	-	(2,194)	-	-	-	-	202,271

Options exercised (note 7(i))	150,000	15,000	-	-	-	-	-	-	-	15,000

Fair value of options exercised	-	11,769	-	-	-	(11,769)	-	-	-	-

Shares to be issued (note 6(b)(iii))	-	-	-	-	12,500	-	-	-	-	12,500

Comprehensive loss for the period	-	-	-	-	-	-	(1,860)	(475)	(287,229)	(289,564)

At March 31, 2010	30,724,033	$5,025,042	-	-	$47,900	$740,239	$(1,860)	$(7,869)	$(5,181,730)	$621,722

Issued on private placement (note 6(b)(v))	500,000	500,000	-	-	-	-	-	-	-	500,000
Fair value of warrants (note 6(c))	-	(161,476)	-	-	-	161,476	-	-	-	-
Shares issued in accordance with consulting agreements (note 6(b)(iii)&(iv))	60,000	60,000	-	-	(47,900)	-	-	-	-	12,100

Issued on private placements (note 6(b)(vi))	260,648	390,972	-	-	-	-	-	-	-	390,972
Fair value of options granted (note 7 (ii))	-	-	-	-	-	508,500	-	-	-	508,500

Comprehensive loss for the period	-	-	-	-	-	-	(2,011)	(2,271)	(1,489,543)	(1,493,825)
At December 31, 2010	31,544,681	$5,814,538	-	$-	$-	$1,410,215	$(3,871)	$(10,140)	$(6,671,273)	$539,469

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Changes in Equity - continued
For the three month period ended March 31, 2011 (Unaudited)
(in U.S. dollars)

	Share Capital					Reserves
	Common Shares		Preference Shares		Shares to be	Equity Settled Share- based	Currency Translation	Non- Controlling
	Number	Amount	Number	Amount	issued	Payments	Adjustments	Interests	Deficit	Total

At December 31, 2010	31,544,681	$5,814,538	-	$-	$-	$1,410,215	$(3,871)	$(10,140)	$(6,671,273)	$539,469

Issued on private placements (note 6(b)(viii))	199,583	299,374	-	-	-	-	-	-	-	299,374
Preference shares issued (note 6(b)(vii))	-	-	500,000	500,000	-	-	-	-	-	500,000
Comprehensive loss for the period	-	-	-	-	-	-	6,683	(145)	(219,045)	(212,507)

At March 31, 2011	31,744,264	$6,113,912	500,000	$500,000	$-	$1,410,215	$2,812	$(10,285)	$(6,890,318)	$1,126,336

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three month period ended March 31(Unaudited)
(in U.S. dollars)

	2011	2010

Revenue
Sales	$122,542	$57,644
Other income	2,243	755

	124,785	58,399
Cost of sales	38,935	27,366

Gross profit	85,850	31,033

Expenses
General and administrative (notes 6(b)(iii),(iv) and 8(i))	230,244	237,359
Research and development	62,138	72,017
Depreciation	10,490	9,476
Foreign exchange loss	2,739	-

	305,611	318,852

Loss from operations	(219,761)	(287,819)
Interest	571	115

Net loss for the period	(219,190)	(287,704)
Exchange difference on translating foreign operations	6,683	(1,860)

Comprehensive loss for the period	$(212,507)	$(289,564)

Basic and diluted loss per share (note 9)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Cash Flows
For the three month period ended March 31(Unaudited)
(in U.S. dollars)

	2011	2010

Cash flow from operating activities
Net loss for the period	$(219,190)	$(287,704)
Items not affecting cash:
Depreciation	10,490	9,476
Depreciation included in research and development	3,790	-
Shares issued in accordance with consulting agreements	-	12,500
Changes in non-cash working capital balances:
Accounts receivable	(1,032)	5,795
Inventory	(3,490)	(21,875)
Prepaid expenses	(88,208)	560
Accounts payable and accrued liabilities	(13,321)	36,597
	(310,961)	(244,651)

Cash flow from investing activities
Purchase of equipment and leaseholds	(4,124)	(1,682)

Cash flow from financing activities
Issuance of common shares	299,374	202,271
Issuance of preference shares	500,000	-
Proceeds from options exercised	-	15,000

	799,374	217,271

Effect of exchange rate changes on cash and cash equivalents	1,230	(295)
Increase (decrease) in cash and cash equivalents	485,519	(29,357)
Cash and cash equivalents, beginning of period	186,823	380,800

Cash and cash equivalents, end of period	$672,342	$351,443

Included in cash and cash equivalents is:
Cash	$137,467	$109,105
Money market instruments	534,875	242,338

	$672,342	$351,443

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

1.     Nature of Operations and Going Concern

Nerium Biotechnology, Inc. (the "Company") was incorporated in Canada on June 1, 2006.  Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in four Latin American subsidiaries (collectively, "the Latin American Subsidiaries") as follows: 100% ownership of Drogueria Salud Integral S. de R.L. ("DSI"), 99.94% ownership of Salud Integral S.A. de C.V. ("SI"),  99.99% ownership of Farmacia Salud Integral, S. de R.L. ("FSI"), and 91% ownership of Salud Integral de El Salvador LTDA. de. C.V. ("SIES").  The Company also held a 96.26% ownership in Drogueria Commercial Suprema S. de R.L. ("DCS") which was dissolved in 2009.

Prior to the Share Agreement, Phoenix BVI and the Latin American Subsidiaries were majority owned by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

The Latin American Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy.  Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

On September 29, 2010, the Company incorporated a wholly-owned subsidiary Nerium SkinCare, Inc. (“Nerium SkinCare”), a Texas corporation. To date, Nerium SkinCare has not commenced operations.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  During the three months ended March 31, 2011, the Company incurred a net loss of $219,190 (2010 - $287,704).  At March 31, 2011 the Company had cash and cash equivalents of $672,342 and working capital of $879,800.  In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.  These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

2.     Basis of Presentation

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies set out below have been applied to all periods presented in these financial statements; and are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) that the Company expects to be applicable for its annual consolidated financial statements for the year ending December 31, 2011.

The interim results are not necessarily indicative of results for a full year.

Adoption of IFRS

The Company was required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on January 1, 2011. The Company’s transition date to IFRS was January 1, 2010 (the “Transition Date”).   The comparative consolidated statements of financial position as at December 31, 2010;  consolidated statements of changes in equity; consolidated statements of operations and comprehensive loss; and consolidated statements of cash flows for the three months ended March 31, 2010, have been restated under IFRS.

The guidance for adoption of IFRS is set out in IFRS 1, First‐Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first‐time adopters of IFRS.

Reconciliations between the Company’s previously reported consolidated statements of financial position and consolidated statements of loss and comprehensive loss are presented in note 15.

Statement of Compliance

These are the Company’s first IFRS condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011.

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting principles consistent with IFRS as published by the IASB and IFRIC.

These condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 presented under Canadian GAAP.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

2.     Basis of Presentation - continued

Statement of Compliance - continued

As these condensed interim consolidated financial statements are the Company’s first set of financial statements prepared under IFRS, the disclosures contained therein exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and other additional disclosures required under IFRS, which also highlight the changes from the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the readers will be able to refer to the annual consolidated financial statements for the year ending December 31, 2011 which will be prepared in accordance with IFRS.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense as set out in the accounting policies below.

Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Significant estimates include the valuation of share-based compensation where the Black-Scholes option valuation model is used, the estimated fair value of shares issued in accordance with certain agreements in exchange for services, estimating the useful lives of equipment and the valuation of future income tax assets.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options.  This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted or vested during the year.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

3.     Significant Accounting Policies

Cash equivalents

The Company considers cash equivalents to include all highly liquid financial instruments with a maturity of 90 days or less when purchased.  As at March 31, 2011, December 31, 2010 and January 1, 2010, cash equivalents consisted of money market instruments.

Inventory

Inventory is valued at the lower of cost and net realizable value.  The cost of finished goods comprises direct materials and, where applicable, direct labour costs and overhead costs.  Cost is determined using the first-in, first-out method.  Net realizable value represents the anticipated selling price less all further costs necessary to complete the sale.

Equipment and leaseholds

Equipment and leasehold improvements are recorded at cost less accumulated depreciation.  Depreciation is provided over the assets' estimated useful lives using the following methods and annual rates:

Laboratory furniture and equipment	-	20 years	straight-line
Clinic and office furniture and equipment	-	5 years	straight-line
Computer equipment	-	5 years	straight-line
Leasehold improvements	-	5 years	straight-line
Research equipment	-	5 years	straight-line
Vehicles	-	5 years	straight-line

Impairment of Non-Financial Assets

The Company assesses at the end of each reporting period the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in the statement of operations and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

3.     Significant Accounting Policies - continued

Impairment of Non-Financial Assets - continued

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs.  Valuation allowances are established when it is not considered more likely than not that the value of future income tax assets will be realized.

Financing costs

Costs directly incurred in the course of raising equity financing are netted against the proceeds of the equity raised.  Prior to the completion of a corporate transaction, any equity financing costs incurred for which the Company has not realized proceeds are capitalized and charged against the equity financing raised at the time the proceeds are received.

Revenue recognition

Revenue from sales of Anvirzel is recognized when the product is shipped to or picked up by the customer or patient, all risks and rewards have been transferred to the customer or patient, and when collection of the related receivable is reasonably assured.

Foreign exchange

The Company has adopted the U.S. dollar, its functional currency, as its presentation currency.  A majority of the Company's operations are conducted by its Latin American Subsidiaries in the Honduran Lempira, which is the Latin American Subsidiaries' functional currency; with the exception of SIES which uses the U.S. dollar as its functional currency.  The Company translates the remaining Latin American Subsidiaries’ assets and liabilities into U.S. dollars using exchange rates prevailing at the end of the reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period; otherwise, if it is appropriate the rate at the transaction date is used.  Exchange differences are recognised in other comprehensive income and accumulated in a separate component of equity.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

3.     Significant Accounting Policies - continued

Research and development costs

Research and development costs are expensed as incurred, except that development costs meeting specified criteria under IFRS are deferred and amortized over the estimated useful life of the associated product once commercialization is complete.  The Company has not deferred any such development costs to date.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.  Diluted loss per share is computed using the treasury stock method.  Stock options and warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

Share-based compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors, officers and consultants.  Stock options issued to consultants are accounted for based on the fair value of the services rendered.  If this cannot be reliably measured the stock options are valued using the fair-value-based method over the period of services provided.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of expected market prices and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. Share-based compensation is amortized to earnings over the vesting period of the related option. Any consideration received from the participants upon exercise of stock options is credited to share capital.

The Company uses graded or accelerated depreciation which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately from the grant date.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

3.     Significant Accounting Policies - continued

Financial instruments

The Company classifies all financial instruments into one of the following four categories: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables and available-for-sale financial assets or other financial liabilities.  All financial instruments are initially included on the statement of financial position at fair value and are subsequently measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are subsequently measured at amortized cost.  FVTPL financial instruments are subsequently measured at fair value and all gains and losses are included in net loss in the year which they arise.  Available-for-sale financial instruments are subsequently measured at fair value with unrealized gains and losses included in other comprehensive income (loss) until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as FVTPL, accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

IFRS 7 requires the disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for financial instruments. The three levels of fair value hierarchy are:

• Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

• Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

The Company estimates that the fair values of its financial instruments approximate the carrying values at March 31, 2011.  Cash and cash equivalents are measured at fair value and are classified within Level 1 of the fair value hierarchy.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Changes in Accounting Standards

Certain new accounting standards, amendments to standards and interpretations have been issued but are not yet effective.  The Company has not early adopted any of these standards and is evaluating the impact, if any, that these standards might have on the results and financial position of the Company.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

3. Significant Accounting Policies - continued

Accounting Standards Issued and Effective January 1, 2013

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.

IAS 27, Separate Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non‐consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

4.     Inventory

	March 31 2011	December 31 2010	January 1 2010

Raw materials and consumables	$63,765	$71,107	$80,896
Supplies	15,629	20,053	24,706
Medicine (finished goods)	47,126	31,871	51,516

	$126,520	$123,030	$157,118

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

5.     Equipment and Leaseholds

	Laboratory Furniture and Equipment	Clinic and Office Furniture and Equipment	Computer equipment		Leasehold Improvements	Research Equipment	Vehicles	Total

Cost
At January 1, 2010	$253,622	$187,121	$45,503		$115,560	$-	$30,607	$632,413

Additions	26,574	-	-		-	-	-	26,574.00

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	-	-	-		-	-	-	-

At March 31, 2010	$280,196	$187,121	$45,503		$115,560	$-	$30,607	$658,987

Additions	3166	-	253		-	75,800	-	79,219

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	1,793	963	295		746	-	199	3,996

At December 31, 2010	$285,155	$188,084	$46,051		$116,306	$75,800	$30,806	$742,202

Additions	3,022	-	1,102		-	-	-	4,124

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	(7)	(4)	-	(1)	(3)	-	(2)	(17)

At March 31, 2011	$288,170	$188,080	$47,152		$116,303	$75,800	$30,804	$746,309

Accumulated Depreciation

At January 1, 2010	$121,481	$156,822	$21,164		$113,883	$-	$30,155	$443,505

Depreciation	5,638	3,390	258		124	-	21	9,431

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	448	523	77		409	-	108	1,565

At March 31, 2010	$127,567	$160,735	$21,499		$114,416	$-	$30,284	$454,501

Depreciation	25,858	6,183	791		-	2,527	20	35,379

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	352	342	52		267	-	70	1,083

At December 31, 2010	$153,777	$167,260	$22,342		$114,683	$2,527	$30,374	$490,963

Depreciation	7,290	2,918	282		-	3,790	-	14,280

Disposals	-	-	-		-	-	-	-

Foreign exchange movement	(1,829)	- (1,708)	- (261)		(1,322)	-	- (350)	- (5,470)

At March 31, 2011	$159,238	$168,470	$22,363		$113,361	$6,317	$30,024	$499,773

Net Book Value

At January 1, 2010	$132,141	$30,299	$24,339		$1,677	$-	$452	$188,908

At March 31, 2010	$152,629	$26,386	$24,004		$1,144	$-	$323	$204,486

At December 31, 2010	$131,378	$20,824	$23,709		$1,623	$73,273	$432	$251,239

At March 31, 2011	$128,932	$19,610	$24,789		$2,942	$69,483	$780	$246,536

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

6.     Share Capital

(a)	Authorized

Unlimited	Common shares

Unlimited	Preference shares, non-voting, issuable in series

(b)	Issued

Common shares	Shares	Amount

As at January 1, 2010 (ii)	30,369,568	$4,793,808
Private placements (i)	204,465	204,465
Stock options exercised (note 7(i))	150,000	15,000
Fair value of options exercised	-	11,769
Private placement (v)	500,000	500,000
Fair value of warrants (note 6 (c))	-	(161,476)
Shares issued in accordance with consulting agreements (iii) (iv)	60,000	60,000
Private placement (vi)	260,648	390,972

As at December 31, 2010	31,544,681	5,814,538
Private placement (viii)	199,583	299,374

As at March 31, 2011	31,744,264	$6,113,912

Preference Shares	Shares	Amount

As at January 1, 2010 and 2011	-	$-
Issuance of preference shares (vii)	500,000	500,000

As at March 31, 2011	500,000	$500,000

(i)	In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.

During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110.  Share issue costs of $20,000 were incurred relating to the private placement.  During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925. The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares.  During the three month period ended March 31, 2010 and year ended December 31, 2010, the Company issued 204,465 shares for gross proceeds of $204,465, of which $2,194 was received in advance and included in shares to be issued as at December 31, 2009.

(ii)
In November 2008, in connection with the Company's anticipated filing of a final non offering prospectus, the 22,610,045 shares issued pursuant to the Share Agreement (see note 1) were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month tranches from the date of an initial public offering.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

6.     Share Capital - continued

(b)	Issued - continued

(iii)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year end, with an estimated fair value of $35,400.  During the three month period ended March 31, 2010 the Company continued to receive consulting services in exchange for an additional 12,500 shares to be issued at a later date, with an estimated value of $12,500.  This amount in included in general and administrative expenses for the three month period ended March 31, 2010.  The amount of shares to be issued as at March 31, 2010 was 47,900 with a total estimated value of $47,900.  The Company continued to receive consulting services up to the end of the consulting term in April 2010, with an estimated fair value of $2,100. Upon completion of the consulting term the Company issued 50,000 common shares for the consulting services rendered.

(iv)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement.  This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to general and administrative expenses for the year end December 31, 2010.

(v)
In April 2010, the Company’s Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit.  During the year ended December 31, 2010, the Company issued 500,000 units for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011 (see note 14(c)).

(vi)
In September 2010, the Company completed its first closing in connection with a Board of Directors approved non-brokered private placement of common shares of the Company at a subscription price of $1.50 per share. During the year ended December 31, 2010, the Company issued 260,648 common shares for gross proceeds of $390,972 in connection with this private placement.

(vii)
On March 9, 2011, the Company completed a non-brokered private placement to issue 500,000 Series “A” Convertible Preference Shares, at a subscription price of $1.00 per share for a total of $500,000.   The Convertible Preference Shares are non-voting, non-redeemable, non-retractable and are not entitled to receive dividends.  Each Series “A” Convertible Preference Share may, at the option of the holder, be converted into one common share.  The expiry date of the conversion is December 31, 2012 (see note 14(a)).

(viii)	On March 29, 2011, the Company completed the second closing of its non-brokered private placement by issuing 199,583 common shares at $1.50 per share for gross proceeds of $299,375.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

6.     Share Capital - continued

(c)	Warrants

A summary of the Company’s warrant activity is as follows:

	March 31 2010		December 31 2010		January 1 2010
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Outstanding, beginning	500,000	$1.25	-	$-	-	$-
Issued (note 6(b)(v))	-	-	500,000	1.25	-	-

Outstanding, ending	500,000	$1.25	500,000	$1.25	-	$-

The fair value of the 500,000 warrants issued in May 2010 was $161,476.  The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions:  risk-free interest of 1.89%, volatility of 143%; expected dividend yield of 0% and expected life of one year.  The warrants expired on May 5, 2011 (see note 14(c)).

7.     Stock-Based Compensation

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of March 31, 2011 and December 31, 2010, and changes during the periods is presented in the following table.

	2011		2010

		Weighted-		Weighted-
		average		average
	Stock	exercise	Stock	exercise
	options	price	options	price

Outstanding, beginning	3,180,000	$0.47	3,030,000	$0.32

Exercised (i)	-	-	(150,000)	0.10

Granted (ii)	-	-	450,000	1.22

Expired	-	-	(150,000)	0.10

Outstanding, ending	3,180,000	$0.47	3,180,000	$0.47

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

7.     Stock-Based Compensation - continued

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at March 31, 2011 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Exercisable	Weighted- Average Exercise Price

	#		Years	#

CDN$0.10	1,620,000	CDN$0.10	0.80	1,620,000	CDN$0.10
CDN$0.50	800,000	CDN$0.50	1.28	800,000	CDN$0.50
CDN$1.22	310,000	CDN$1.22	2.29	310,000	CDN$1.22
US$1.22	450,000	US$1.22	4.41	450,000	U$S1.22

3,180,000	CDN$0.47		1.58	3,180,000	CDN$0.47

(i)
1,950,000 stock options with an exercise price of CDN$0.10 were granted to various directors, employees and consultants on January 17, 2007, which vested immediately.  The fair value was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to reserves.  The following assumptions were used: risk free interest rate of return of 4.3%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years.  150,000 of these options were exercised in 2010.

(ii)
450,000 stock options granted to certain directors on August 26, 2010 with an exercise price of US$1.22, which vested immediately.  The fair value was determined to be $508,500 at $1.13 per option, using the Black-Scholes model for pricing options.  This amount was recorded as an increase to stock-based compensation expense and an increase to reserves.  The following assumptions were used:  risk free interest rate of return of 2.06%, expected volatility of 156%, dividend yield of 0% and expected life of 5 years.

(iii)	There were no stock options granted during the three month period ended March 31, 2011.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

8.     Related Party Transactions and Balances

During the three month period ended March 31, 2011, the Company entered into the following related party transactions:

	March 31	March 31
	2011	2010

Consulting services (i)	$15,000	$15,000

(i)
The Company incurred consulting fees of $15,000 (2010 - $15,000) during the three month period for services provided by a director of the Company.  This amount is included in general and administrative expenses.  As at March 31, 2011, the amount of $Nil (2010 - $5,000) is included in accounts payable and accrued liabilities in relation to these services.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

For the three months ended March 31, 2011, the Company paid salaries and employee benefits to key management personnel totaling $56,228 (2010 - $54,065).

9.     Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month period ended March 31, 2011 and 2010:

	2011	2010

Numerator:
Net loss attributable to common shareholders - basic and diluted	$(219,190)	$(287,704)
Denominator:
Weighted-average common shares outstanding - basic and diluted	31,551,334	30,547,088

Basic loss per common share	$(0.01)	$(0.01)

Diluted loss per common share	$(0.01)	$(0.01)

As a result of the net losses for the periods ended March 31, 2011 and 2010, the potential effect of the exercise of stock options and warrants were anti-dilutive.  Therefore, the options and warrants were excluded from the computation of weighted average number of diluted common shares outstanding.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

10.       Commitments

Operating leases

At March 31, 2011, the Company was committed to operating lease payments for its various premises in the following amounts:

2011	$58,465
2012	35,345
2013	33,928
2014	8,544

$136,282

In addition, the Company is commited to the following:

(a)
The Company has entered into two separate agreements with one individual. The first agreement, a production and purchasing agreement effective June 2004, entitles the individual to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision. The second agreement, a consulting agreement effective January 2007, entitles the individual to receive an additional $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

(b)
Prior to 2004, the Company entered into a consulting agreement which entitles the consultant to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

(c)	At March 31, 2011, the Company was committed to farm lease payments in the following amounts:

2011	$55,620
2012	76,385
2013	78,676
2014	81,037
2015	83,468

$375,186

Research and Development

As at March 31, 2011, the Company was committed to outsource certain research and development activities to third parties.  Estimated payments for future expenditures in accordance with the terms of certain agreements, which are due upon delivery of research data, are approximately $31,452.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

11.      Financial Instruments

Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.  The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is not significant.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company does not have any debt other than accounts payable and accrued liabilities.  The Company also has commitments discussed in Note 10.

Since inception, the Company has financed its liquidity needs through private placements of common shares.  To secure additional capital, the Company will attempt to raise additional funds through the issuance of common shares or similar equity instruments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

11.       Financial Instruments - continued

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at March 31, 2011, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant would have an impact on net loss for the year of $4,421.

As at March 31, 2011, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant would have an impact on net loss for the year of $2,449.

12.       Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the three month period ended March 31, 2011.  The Company is not subject to externally imposed capital requirements.

13.       Segmented Information

The Company has one operating segment, being the production and sale of Anvirzel.  The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

All Company sales originate in Honduras where Anvirzel is produced and shipments originate.  The information to provide geographical information by customer location is not available and the cost to develop it would be excessive.

Equipment and leaseholds

	March 31 2011	December 31 2010	January 1 2010

United States	$88,468	$94,598	$29,185
Honduras	158,068	156,941	159,723

	$246,536	$251,239	$188,908

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

14.       Subsequent Events

(a)	On May 5, 2011 the 500,000 Series “A” Convertible Preference Shares were converted into 500,000 common shares.

(b)	On May 5, 2011, the Company completed a third closing of its non-brokered private placement by issuing 29,867 common shares at $1.50 per share for gross proceeds of $44,801.

(c)	On May 5, 2011 the 500,000 warrants expired; and replacement warrants were issued on May 6, 2011 with the same terms but with an expiry date of May 5, 2012.

15.       Transition to IFRS

The Company’s IFRS accounting policies presented in note 3 have been applied in preparing the condensed interim consolidated statements of financial position at March 31, 2011, December 2010 and the Transition Date; and the statements of operation and comprehensive loss for the three-month period ending March 31, 2011 and 2010.

The Company has applied IFRS 1 in preparing these first IFRS consolidated financial statements.  The effects of the transition to IFRS on equity, loss and comprehensive loss and reported cash flows are presented in this section and are further explained in the tables presented below.  There was no significant impact on the consolidated statements of cash flows as a result of adopting IFRS.  There were no additional impairments identified by applying IFRS at the Transition Date.

First-time Adoption and Exemptions Applied

Upon transition, IFRS 1 permits certain exemptions and imposes certain mandatory exceptions from full retrospective application.  The Company has applied the mandatory exceptions and elected to use certain optional exemptions.  Mandatory exceptions adopted by the Company include:

The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustments for accounting policy differences) unless there is objective evidence those estimates were in error, and there were none at the Transition Date.

Optional exemptions elected by the Company include:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations (“IFRS 3”), retrospectively to business combinations that occurred before the Transition Date to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred after January 1, 2010.  There is no adjustment required to the January 1, 2010 statement of financial position on the Transition Date.

(b)	Cumulative Translation Differences

In accordance with IFRS 1, the Company has opted to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS.

(c)	Share-based payments

IFRS 2, Share-based payment, has not been applied to equity instruments that were granted prior to the Transition Date.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

15.      Transition to IFRS - continued

Adjustments required in transitioning from Canadian GAAP to IFRS are set out in the following statements:

Reconciliation of consolidated statements of financial position, including equity

	As at December 31, 2010			As at March 31, 2010			As at January 1, 2010
		Effect of			Effect of			Effect of
	CDN	Transition		CDN	Transition		CDN	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
Assets
Current assets

Cash and cash equivalents	$186,823	$-	$186,823	$351,443	$-	$351,443	$380,800	$-	$380,800

Accounts receivable	2,464	-	2,464	2,097	-	2,097	7,892	-	7,892

Inventory	123,030	-	123,030	154,056	-	154,056	157,118	-	157,118

Prepaid expenses and deposits	68,085	-	68,085	10,408	-	10,408	10,968	-	10,968

	380,402	-	380,402	518,004	-	518,004	556,778	-	556,778

Equipment and leaseholds	253,226	(1,987)	251,239	209,386	(4,900)	204,486	192,243	(3,335)	188,908

	$633,628	$(1,987)	$631,641	$727,390	$(4,900)	$722,490	$749,021	$(3,335)	$745,686

Liabilities

Current Liabilities

Accounts payable and accrued liabilities	$92,172	-	92,172	$100,768	$-	$100,768	$64,171	$-	$64,171

Equity

Share Capital	5,814,538	-	5,814,538	5,025,042	-	5,025,042	4,793,808	-	4,793,808

Shares to be Issued	-	-	-	47,900	-	47,900	37,594	-	37,594

Reserves	1,410,215	(3,871)	1,406,344	740,239	(1,860)	738,379	752,008	-	752,008
Deficit	(6,683,297)	12,024	(6,671,273)	(5,186,559)	4,829	(5,181,730)	(4,898,560)	4,059	(4,894,501)
Share capital and reserves attributable to equity shareholders	541,456	8,153	549,609	626,622	2,969	629,591	684,850	4,059	688,909

Non-controlling interests	-	(10,140)	(10,140)	-	(7,869)	(7,869)	-	(7,394)	(7,394)

	541,456	(1,987)	539,469	626,622	(4,900)	621,722	684,850	(3,335)	681,515

	$633,628	$(1,987)	$631,641	$727,390	$(4,900)	$722,490	$749,021	$(3,335)	$745,686

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

15.      Transition to IFRS - continued

Reconciliation of Loss and Comprehensive Loss

	Year ended December 31, 2010			Three months ended March 31, 2010

		Effect of			Effect of
	CDN	Transition to		CDN	Transition to
	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Revenue

Sales	$309,289	$-	$309,289	$57,644	$-	$57,644

Other income	2,209	-	2,209	755	-	755

	311,498	-	311,498	58,399	-	58,399

Cost of Sales	148,756	-	148,756	27,366	-	27,366

Gross Profit	162,742	-	162,742	31,033	-	31,033

Expenses

General and administrative	999,341	-	999,341	237,359	-	237,359

Research and development	392,471	-	392,471	72,017	-	72,017

Share-based compensation	508,500	-	508,500	-	-	-

Loss on foreign exchange	5,219	(5,219)	-	295	(295)	-

Depreciation	42,283	-	42,283	9,476	-	9,476

	1,947,814	(5,219)	1,942,595	319,147	(295)	318,852

Loss from operations	(1,785,072)	5,219	(1,779,853)	(288,114)	295	(287,819)

Interest	335	-	335	115	-	115

Net loss for the period	(1,784,737)	5,219	(1,779,518)	(287,999)	295	(287,704)

Exchange difference on translating foreign operations	-	(3,871)	(3,871)	-	(1,860)	(1,860)

Comprehensive loss for the period	$(1,784,737)	$1,348	$(1,783,389)	$(287,999)	$(1,565)	$(289,564)

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011 (Unaudited)
(in U.S. dollars)

15.      Transition to IFRS - continued

         The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS:

(a)	Exchange difference on translating foreign operations

Previously, under Canadian GAAP, the subsidiaries functional currency was considered to be the U.S. dollar resulting in all foreign exchange gains and losses being included in net income.  Under IAS 21, The Effects of Changes in Foreign Exchange Rates, the functional currency of the Honduran Latin American Subsidiaries is considered to be the Honduran Lempira.  Since the functional currency of the subsidiaries is different from the presentation currency of the Company; this difference should be disclosed in other comprehensive income (loss) and accumulated in a currency translation adjustment reserve in the statements of changes in equity.

(b)	Non-controlling interests

Previously the non-controlling interest in respect of the Latin American Subsidiaries was not recorded as the losses applicable to the non-controlling interests in the Latin American Subsidiaries exceed all their interests in the capital of the Latin American Subsidiaries.  In accordance with IFRS, IAS 27, Consolidated and Separate Statements, non-controlling interests is to be presented as a separate component of equity, with no exceptions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nerium Biotechnology, Inc.

June 30, 2011	/s/ Dennis R. Knocke
Dennis R. Knocke
President & Chief Executive Officer